UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated September 3, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: September 3, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 3, 2008

Strathmore Receives Positive Core Assay Results

from Monitor Well Installation Program at

Roca Honda Uranium Project

Strathmore Minerals Corp (“Strathmore or “the Company”) is pleased to announce positive core assay results from the 2007-08 well installation program at its Roca Honda uranium development project in New Mexico.  The program successfully installed groundwater monitor and sampling wells on the project site. In addition cores were collected for environmental and metallurgical studies. These studies are part of the mine permit application and feasibility analysis currently being prepared by Strathmore and its joint venture partner, Sumitomo Corp of Japan.

Drilling, coring, logging, and well installation were completed between June 20, 2007 and January 13, 2008. Monitor well S-1b is an offset to S-1a, which was lost after collecting the core.  Two of the four additional locations tested identified significant new uranium mineralization. The final chemical results were received from the laboratory in July, 2008.

Monitor wells S-1b and S-2 identified additional mineralization in areas outside the known deposit as identified by the Company’s NI-43-101 resource calculation. The Company is encouraged by these findings which suggest additional uranium resources will be identified at Roca Honda beyond the known deposit which has an estimated Measured & Indicated mineral resource totaling 17,512,000 lbs. U3O8 contained within 3,782,000 tons at an average grade of 0.23% U3O8 for the Roca Honda property. An additional 15,832,000 lbs. U3O8 within 4,546,000 tons at an average grade of 0.17%U3O8 are estimated as an inferred mineral resource. The newly acquired results will be incorporated into the next uranium resource update.

Monitor wells S-3 and S-4 were also drilled, cored, and installed.  Core recovery was variable, but generally poor.  These two wells were drilled outside known or expected mineralized areas.

The geophysical gamma logging results (probe results) are shown in Table 1 below:

Table 1 Geophysical Gamma Logging Results for S1b and S2.

Drill Hole ID	Interval (ft)	Thickness (ft)	Grade % eU3O8
S1b-Jmw-CH-07	1904.25 – 1910.75	6.5	0.37
S1b-Jmw-CH-07	1953.8 – 1957.3	3.5	0.48
S1b-Jmw-CH-07	1971.5 – 1981.0	9.5	0.16

S2-Jmw-CH-07	1731.0 – 1734.0	3.0	0.16
S2-Jmw-CH-07	1748.0 – 1757.0	9.0	0.56
S2-Jmw-CH-07	1792.0 – 1793.5	1.5	0.20

The gamma results for S-2 were reported last September (see press release dated September 6, 2007).

Table 2 Chemical Assay Results for S-1a and S-2

Drill Hole ID	Interval (ft)	Thickness (ft)	Grade % cU3O8
S1a-Jmw-CH-07	1895.0 – 1905.0	10.0	0.679
S1a-Jmw-CH-07	1983.0 – 1984.5	1.0	1.025

S2-Jmw-CH-07	1737.0 – 1739.3	2.3	0.331
S2-Jmw-CH-07	1756.0 – 1762.0	6.0	0.733
S2-Jmw-CH-07	1798.0 – 1799.3	1.3	0.186

In hole S-1a, the average grade (core) was 0.679% cU3O8, while the average corresponding grade for the intercept at approximately the same depth in hole S-1b (probe, gamma) was 0.370% eU3O8.  For S-2 the core average grade for the second intercept was 0.733% cU3O8, while the corresponding gamma grade for the intercept was 0.560% eU3O8.  Both results show more uranium present than is indicated by gamma logging. However, the results do not change the methodology of calculating uranium resources in the district. While the data suggests a higher positive factor may be used, the generally accepted equilibrium factor of 1.0 will continue to be used and is considered reliable.  This method corresponds with historical operating data from the eastern Ambrosia Lake District.

Strathmore continues to perform the studies that will lead to submittal of the mine plan permit and NRC mill license applications. With respect to ongoing permitting studies, the sampling of regional public and private water wells on the project property, and in the vicinity, has begun as part of the baseline environmental program.  Surface water and sediment sampling will follow shortly thereafter. In addition, hydrologic pump tests are scheduled to be performed later this fall.  A draft Sample and Analysis Plan has been submitted to the regulatory agencies for their review and comment, and Mine Plan and water treatment designs are well underway.  A mine permit application is expected to be submitted in early 2009.

The ongoing alternative mill and tailing disposal sites analysis has narrowed the alternative locations sufficiently to allow the Company to begin site-specific field studies, including the drilling of geotechnical boreholes, archaeological, and biological investigations.  The Company’s engineering consultants have completed the 30% design of the mill (see press release dated July 10, 2008). It will be advanced to a 60% design for use in the NRC license application, scheduled to be submitted in late 2009 or early 2010.

Roca Honda is an advanced stage uranium development project. Mine planning, permitting, and mill design studies are being carried out under the direction of Strathmore and its joint venture partner Sumitomo Corp of Japan. The project is owned 60% by Strathmore and 40% by Sumitomo.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, CEO of Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Bob Hemmerling/Craig Christy

  “David Miller”

1-800-647-3303

__________________________                                            info@strathmoreminerals.com

David Miller,  C E O

www.strathmoreminerals.com